

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com


10015686

Ref. No. TC 202/2010

April 21, 2010

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN Shin Satellite Public Co Ltd

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of ~~Thaicom Company Limited~~ (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 030/2010**

  Subject: Dissemination of the minutes of the Annual General Meeting of Shareholders for the year 2010 on the Company's Website.

  Date: April 21, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

T. Chuaychoo

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

dlw 5/11

Summary Translation Letter
To the Stock Exchange of Thailand
April 21, 2010

TC-CP 030/2010

April 21, 2010

Subject: Dissemination of the minutes of the Annual General Meeting of Shareholders for the year 2010 on the Company's Website.

To: The President
The Stock Exchange of Thailand

Pursuant to the Annual General Meeting of Shareholders for the year 2010 of THAICOM Public Company Limited (the "Company") held on April 7, 2010 at 2.00 p.m. at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok.

Please be informed that the minutes of the Annual General Meeting of Shareholders for the year 2010 has been posted and accessible on the Company's website at http://www.thaicom.net from April 21, 2010 onwards.

Please be informed accordingly.